3100 Ocean Park Boulevard

Santa Monica, CA 90405

August 5, 2009

By EDGAR Submission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Patrick Gilmore, Accounting Branch Chief

Re:	Activision Blizzard, Inc.
Extension to Response to Comment Letter, dated June 30, 2009
Regarding Form 10-K for the Fiscal Year Ended December 31, 2008

Dear Mr. Gilmore:

Due to the timing of our quarter-end reporting cycle,  please be advised that Activision Blizzard, Inc. will require a further extension, until Monday, August 10, 2009 (the deadline for filing our upcoming Form 10-Q), to respond to the Staff’s comment letter dated June 30, 2009.

Sincerely,

/s/ George L. Rose
George L. Rose
Chief Legal Officer

cc:  David Edgar